UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Quadra Realty Trust, Inc.
(Name of Subject Company)

Quadra Realty Trust, Inc.
(Names of Persons Filing Statement)

Common Stock, par value $.001 per share
(Title of Class of Securities)

746945104
(CUSIP Number of Class of Securities)

Evan F. Denner
President and Chief Executive Officer
622 Third Avenue, 30th Floor
New York, New York 10017
(212) 671-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

COPY TO:

John A. Good, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103
(901) 543-5901

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 13, 2008 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Quadra Realty Trust, Inc., a Maryland corporation (“Quadra” or the “Company”) as amended and supplemented by Amendment No. 1 to Schedule 14D-9 as filed on March 4, 2008, relating to the offer by HRECC Sub Inc. (“Purchaser”) to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of the Company not already owned by Hypo Real Estate Capital Corporation (“Parent”) and its affiliates, at a price of $10.6506 per share in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger dated as of January 28, 2008 by and among Parent, Purchaser and Quadra) with respect to the Shares on or between the date of the Offer and the Acceptance Date (as defined in “The Tender Offer — Section 1. Terms of the Offer; Expiration Date” in the Offer to Purchase), upon the terms and subject to the conditions set forth in the offer to purchase dated February 13, 2008, as amended (the “Offer to Purchase”) and in the related letter of transmittal. Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

The Schedule 14D-9 is amended by removing all Item numbers from the respective headings. In addition, the heading “Solicitation or Recommendation” is changed to read “Special Factors” and is moved to a place immediately after the text under the heading “Identity and Background of Filing Persons” and immediately before the heading entitled “Past Contracts, Transactions, Negotiations and Agreements.”

Special Factors.

The section entitled “Special Factors” as described immediately above is amended to read as follows up to the subsection entitled “Background of the Offer and Merger.”

Overview of Special Committee’s Evaluation Process and Recommendation

On November 6, 2007, the Quadra Board formed a special committee consisting solely of Independent Directors of the Quadra Board (the “Special Committee”). The purpose of the Special Committee was to identify, study and evaluate strategic alternatives for the Company that would maximize value to the Company’s Unaffiliated Stockholders (which are stockholders excluding Hypo Holding, Parent, Merger Sub, the Hypo-Affiliated Directors and their respective affiliates), and recommending to the Unaffiliated Stockholders such alternatives or transactions that the Special Committee, in its judgment, believed were fair to and in the best interests of Unaffiliated Stockholders. The Quadra Board formed the Special Committee to insure that the process of evaluating and studying all strategic alternatives available to the Company, including a possible transaction involving Hypo Holding and its affiliates, was fair to the Unaffiliated Stockholders. The members of the Special Committee had no financial or other affiliation with Hypo Holding, Parent or Merger Sub. The individuals comprising the Special Committee had a broad range of expertise in mortgage banking, accounting and financial reporting and law, which the Quadra Board believed was important to the proper evaluation of alternatives that would be fair to and in the best interests of Unaffiliated Stockholders. In furtherance of its independence from Hypo Holding and its affiliates and its goal of fairly representing the interests of Unaffiliated Stockholders, the Special Committee was given authority to, and did, engage Bass, Berry & Sims PLC (“Bass Berry”), who had no prior relationship with Hypo Holding and its affiliates, as its legal counsel, and Blackstone Advisory Services L.P. (“Blackstone”), who likewise had no prior relationship with Hypo Holding and its affiliates, as its financial advisor.

The Special Committee had ten meetings over an eight week period and numerous informal conference calls. Bass Berry was present at each meeting and conference call, and Blackstone was present at the majority of the meetings and conference calls. In addition, the Special Committee, assisted by Bass Berry, engaged in a lengthy, and sometimes contentious, negotiation process with Parent and its principals in an attempt to maximize value for Unaffiliated Stockholders. Other than to provide information about the Company to the Special Committee and the Independent Directors and their respective advisors to assist them in their respective analyses of the transactions contemplated by the Merger Agreement, the Hypo-Affiliated Directors did not participate in discussions or actions taken by the Special Committee and the Independent Directors in connection with the Merger Agreement.

On December 19, 2007, the Special Committee authorized Blackstone to develop a list of unaffiliated third parties who might be interested in acquiring the Company or a substantial portion of its assets and to begin contacting those persons. Between December 19, 2007 and January 28, 2008, Blackstone contacted approximately 27 prospective acquirors, and the Company executed confidentiality agreements with 7 unaffiliated third parties.

The Special Committee and the Quadra Board (excluding the Hypo-Affiliated Directors) believe that the process followed by them is procedurally fair due to the presence of the following procedural safeguards.

•	that the Special Committee consists solely of independent directors who the Quadra Board has determined are disinterested in the transaction;

•	that the members of the Special Committee will not personally benefit from the consummation of the Merger in a manner different from the Company’s unaffiliated stockholders, other than through receipt of cash director fees for service on the Special Committee or the Quadra Board;

•	that the Special Committee engaged and was advised by Bass Berry as its legal counsel to assist the Special Committee in, among other things, negotiating the Merger Agreement and evaluating legal matters relating to the Offer and the Merger;

•	that the Special Committee engaged and was advised by Blackstone as its financial advisor to assist the Special Committee in, among other things, evaluating the Offer Price from a financial point of view and to render to the Special Committee an opinion as to the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger by holders of Common Stock (other than Parent and its affiliates);

•	that in retaining its advisors, the Special Committee took into account the absence of conflicts of interest between Blackstone and Bass Berry, on the one hand, and the Company, Merger Sub, HRECC and Hypo Holding on the other;

•	that Mr. Denner and other members of the Company’s management team and their knowledge of the Company were available to the Special Committee at all times;

•	that the Special Committee was involved in extensive deliberations and negotiations over a period of approximately two months regarding the proposed transaction, and the Special Committee and the Independent Directors held numerous meetings and additional informal discussions to consider and discuss the Offer, the Merger and related transactions;

•	that the Quadra Board agreed that it would not approve or recommend to stockholders any transaction that had not been approved or recommended by the Special Committee;

•	that the Quadra Board authorized the Special Committee to consider alternatives to a transaction with Purchaser or Parent;

•	the Merger Agreement contains a provision allowing the Quadra Board, upon the recommendation of the Special Committee, to withdraw or change its recommendation, and to terminate the Merger Agreement, in certain circumstances relating to the presence of a Superior Proposal, subject to a payment by the Company to Parent of various termination fees;

•	that initiating an auction process may have subjected the Company’s business to risks and disruptions;

•	that no decision had been made to sell the Company until an agreement had been reached with Purchaser on the $11.00 price per share and, in light of Purchaser’s stated desire to conclude a transaction quickly, that commencing an auction at such time could have jeopardized the transaction with Purchaser;

•	that the negotiations with Purchaser were on an arm’s-length basis, led by the chairman of the Special Committee;

•	that the Special Committee had ultimate authority to decide whether or not to proceed with a transaction with Purchaser or any other party;

•	that the Special Committee was aware that it had no obligation to recommend the transaction with Purchaser or any other transaction and ultimately possessed the authority to reject any proposed transaction; and

•	that the consummation of the Offer is dependent upon acceptance of the Offer by at least 55% of the stockholders of the Company unaffiliated with Purchaser or Parent.

As stated below, the Special Committee and the Quadra Board (excluding the Hypo-Affiliated Directors have determined that the Offer and the Merger are fair to the Unaffiliated Stockholders. In considering the substantive fairness of, and deciding to recommend to the Unaffiliated Stockholders, acceptance of the Offer and approval of the Merger, the Special Committee and the Quadra Board (excluding the Hypo-Affiliated Directors) considered the following factors, which were all of the material factors considered by the Special Committee and the Quadra Board:

•	The Company’s original business model is not currently sustainable because of the closure of the CDO market, the overall disruption in the credit markets, generally, and the increased potential cost of long-term capital;

•	The issuance of equity securities by the Company would likely be at a price that would be highly dilutive to Unaffiliated Stockholders;

•	The cost of any long-term credit, including a renegotiated term credit facility with Wachovia, would likely be very high, if such credit could be obtained at all;

•	Due to the potential inability to obtain alternative or replacement financing to repay amounts owed to Wachovia between April and July 2008, there is a substantial risk that the Company could not continue to operate as a going concern, and the Special Committee and Quadra Board believed that the Offer Price represents a substantial premium to the Company’s value as a going concern given the financing risks facing the Company;

•	The trading price of the Quadra Common Stock had declined 50% from its IPO price in February 2007, had last closed above the Offer price on July 27, 2007, and the Offer Price represents a 38% premium to the closing price of the Quadra Common Stock on the New York Stock Exchange on January 28, 2008 (the day immediately preceding the date on which the transaction was announced), a 41% premium to the average closing price of the Quadra Common Stock for the 30 trading days immediately preceding the date of announcement and a 42% premium to the average closing price of the Quadra Common Stock for the 60 trading days immediately preceding the date of announcement;

•	Parent is a significant stockholder of the Company and manages the day-to-day business of the Company pursuant to the Management Agreement, and the Company’s executive officers and the Hypo-Affiliated Directors are employees of Parent or Hypo Holding;

•	Parent is the prospective buyer with the lowest cost of capital together with the highest knowledge of the portfolio and the greatest ability to realize the greatest synergies from the transaction and, therefore, likely able to pay a higher price than other prospective buyers;

•	Credit market dislocation in Europe is likely to continue to worsen, and Hypo Holding could experience future credit losses that could inhibit its ability to acquire the Company at a later time;

•	Blackstone has been in communication with other prospective buyers since December 19, 2007, has received on January 28, 2008 a single indication of interest from a third party that it would be willing to pay $9.00 of consideration ($2.00 below the Offer Price) consisting entirely of common stock of the prospective buyer, and has received no other indications of interest in acquiring the Company;

•	The Merger Agreement permits the Company to continue to solicit higher offers until February 27, 2008 and to terminate the Merger Agreement and the Offer if the Company receives a competing proposal from another offeror that the Special Committee and the Quadra Board (excluding the Hypo-Affiliated Directors) believes is superior from a financial point of view to the Offer and the Merger, and the termination fees payable in the event of such termination are reasonable under the circumstances and not likely to deter a prospective buyer from making a superior offer;

•	The structure of the proposed transaction as an all cash tender offer for 100% of the outstanding Quadra Common Stock not owned by Parent and its affiliates, the requirement that a minimum of 55% of the total number of shares of outstanding Quadra Common Stock not owned by Parent and its affiliates be validly tendered and not withdrawn in order to close the Offer, the willingness and ability of Parent and Merger Sub to close such transaction and the opportunity to effectuate the Merger following consummation of the Offer for the same cash consideration as the Offer Price, provided Unaffiliated Stockholders with the potential to recognize fair value for their shares of Quadra Common Stock in cash within a reasonably short timeframe, while at the same time mitigating the risk of loss of stockholder value caused by collapsing credit markets, a potential default under the Wachovia Facility, the possibility of a going concern qualification in the Company’s auditors report with respect to its 2007 financial statements, uncertainty regarding ongoing financing and uncertainty in the value of stock or other securities that might have been given as consideration by other offerors;

•	The all-cash transaction would be taxable to the Unaffiliated Stockholders and would preclude Unaffiliated Stockholders from participating in any future appreciation in the value of the Company’s business;

•	The Merger Agreement and the Offer contain certain conditions to closing which if not met could result in the Offer and/or the Merger not closing, which could have a material adverse effect on the Company’s business and the market price of the Quadra Common Stock;

•	The Merger Agreement contains pre-closing covenants that require the Company to conduct business in the ordinary course and to refrain from taking certain actions without Parent’s consent, including incurrence of debt, entry into material contracts and payment of dividends, which restrictions could adversely affect the Company’s ongoing operation of its business; and

•	The Special Committee received an opinion from Blackstone that the aggregate consideration of $11.00 per Share in cash to be received by Unaffiliated Stockholders pursuant to the Offer, the Merger and the Dividend was fair to Unaffiliated Stockholders from a financial point of view.

The Special Committee and the Quadra Board considered all of the foregoing factors and evaluated the interrelationships among the factors, with no single factor being exclusive of any other factor. The negative factors weighing against recommendation of the Offer and the Merger were (i) the pre-closing covenants and closing conditions that created uncertainty as to closing and potential disruption to the Company’s ongoing business, (ii) the termination fees payable in the event of a termination of the Merger Agreement, which could make it more expensive for a third party to acquire the Company, and (iii) the position of Parent and the Merger Sub as substantial stockholders of the Company and manager of the Company’s business, and Parent’s and Hypo Holding’s employment of the Company’s executive officers and Hypo-Affiliated Directors, all of which was a conflict of interest with respect to the negotiation and consummation of the Offer and Merger. The remaining factors were considered by the Special Committee and the Quadra Board to weigh in favor of the Offer and the Merger, but the Special Committee and the Quadra Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the positive factors in reaching their determinations and making their recommendations. Each member of the Special Committee and each Independent Director applied his own personal business judgment to the process and may have given a different weight to different factors. The Special Committee and the Quadra Board reasonably believed that the positive factors substantially outweighed the negative factors.

In making their determinations and recommendations, the Special Committee and the Quadra Board considered, but assigned no weight to, the fact that the net book value of the Company as reflected in its September 30, 2007 unaudited balance sheet included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 exceeded the Offer Price. The Special Committee and the Quadra Board believed that the dislocation in the credit markets had caused the aggregate fair value of its assets to be substantially less than the aggregate book value reflected in its historical financial statements due to substantial changes in market interest rates and marketability of assets of the nature held by the Company. The Special Committee and the Quadra Board therefore believed that net book value was not indicative of current market value of the Company, a belief that was supported by the fact that the $7.96 closing price of the Quadra Common Stock on the New York Stock Exchange on January 28, 2008, the $7.80 average closing price for the 30 trading days preceding announcement of the transaction and the $7.74 average closing price for the 60 trading days preceding announcement of the transaction were substantially below the $14.12 net book value of Quadra Common Stock.

In making their determinations and recommendations, the Special Committee and the Quadra Board did not consider the liquidation value of the Company, inasmuch as they believed that the orderly liquidation of the Company through collection of existing loans was not a feasible option for the Company due to its substantial short term obligations and the lack of affordable financing. However, the Special Committee and the Quadra Board believed that Blackstone’s loan-by-loan discounted cash flow analysis as set forth in the section entitled “Financial Analyses of Blackstone” provided an approximation of the liquidation value of the Company because it assumed no further asset acquisitions by the Company, valued the existing loan portfolio at current interest rate spreads, which the Special Committee believed approximated what the assets could be sold for over time in liquidation, and included the operating expenses that would be required to liquidate the loan portfolio.

In making their determinations and recommendations, the Special Committee and the Quadra Board considered the going concern value of the Company to be below liquidation value because of the Company’s inability to access the CDO market, its small size and its lack of affordable financing alternatives in light of its substantial short term obligations. In evaluating the Offer and the Merger, the Special Committee and the Quadra board realized the risk that these challenges faced by the Company created a risk that the Company could not continue to operate as a going concern.

Based on the foregoing factors and determinations, the Quadra Board (exclusive of the Hypo-Affiliated Directors), upon the unanimous recommendation of the Special Committee, has by unanimous vote of the Independent Directors (i) determined that the Offer Price is fair to the Unaffiliated Stockholders, (ii) determined that the Merger Agreement, and the transactions contemplated thereby, including the Offer and Merger, are advisable, fair to and in the best interests of the Company and its Unaffiliated Stockholders, (iii) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iv) recommended that the Unaffiliated Stockholders accept the Offer, tender their shares of the Company’s common stock in response to the Offer, and, if a vote is required under Maryland law, vote for the consummation of the Merger.

Reasons for the Recommendation of the Special Committee and the Quadra Board.

The first paragraph is hereby deleted in its entirety:

The following bullet point under “The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” is hereby amended and restated in its entirety as follows:

•	Transaction Financial Terms; Premium to Market Price. The Special Committee and the Quadra Board (excluding the Hypo-Affiliated Directors) considered the relationship of the Offer Price to the current and historical market prices of the Shares. In light of the Company’s activities to date, the fact that no other person has expressed serious interest in acquiring the Company for a higher price, and the fact that Parent is in the best position to realize synergies in the acquisition of the Company and, therefore, likely able to provide the best offer, the Special Committee and the Quadra Board determined that the Offer Price and Merger Consideration to be paid in the Offer and the Merger represented the best per share price currently obtainable for the Company’s stockholders. In making that determination, the Special Committee and the Quadra Board considered that the trading price of the Quadra Common Stock had declined 50% from its IPO price in February 2007, had last closed above the Offer Price on July 27, 2007, and the Offer Price and Merger Consideration, respectively, represent a premium of approximately 38% to the closing price of the Quadra Common Stock on the New York Stock Exchange on January 28, 2008 (the date immediately preceding the date on which the transaction was announced), an approximately 41% premium to the average closing price of the Quadra Common Stock for the 30 trading days ending on such date and an approximately 42% premium to the average closing price of the Quadra Common Stock for the 60 trading days ending on such date. The Special Committee and the Quadra Board also considered the relationship of the Offer Price to the Company’s implied price per share based on various financial metrics, including dividend yield, earnings and book value per share, of comparable companies. The Special Committee and the Quadra Board considered the relationship of the Offer Price to book value per share, but believed that book value per share was not a proper measure of fair value due to changes in market interest rates and marketability of assets of the nature held by the Company, which changes would result in a decrease in the fair value of those assets below their book value. The Special Committee and the Quadra Board did not consider the liquidation value of the Company, inasmuch as they believed that the orderly liquidation of the Company through collection of existing loans was not a feasible option for the Company due to its substantial short term obligations and the lack of affordable financing. However, the Special Committee and the Quadra Board believed that Blackstone’s loan-by-loan discounted cash flow analysis as set forth in the section entitled “Financial Analyses of Blackstone” provided an approximation of the liquidation value of the Company because it assumed no further asset acquisitions by the Company, valued the existing loan portfolio at current interest rate spreads, which the Special Committee believed approximated what the assets could be sold for over time in liquidation, and included the operating expenses that would be required to liquidate the loan portfolio.

Item 8.  Additional Information.

The subsection under “Additional Information” entitled “Opinion of the Special Committee’s Financial Advisor” is moved to the last section of “Special Factors.”

SIGNATURE

After inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUADRA REALTY TRUST, INC.

By:	/s/ Robert H. Mundheim
Robert H. Mundheim
Chairman of the Board of Directors

Date: March 12, 2008